Exhibit 99.4

Note to the reader

The monthly report on financial transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring on the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

The first report for fiscal 2019-2020 presents the financial transactions for the first two months of activity, i.e. April and May 2019. Subsequent reports will be produced on a monthly basis.

The next monthly report, which will present the results at June 30, 2019, will be published on September 27, 2019.

Summary of consolidated results
(unaudited data, millions of dollars)
	April and May
	2018-2019	2019-2020	Change (M$)	Change (%)
Own-source revenue	14 361	14 794	433	3.0
Federal transfers	3 661	3 930	269	7.3
Consolidated revenue	18 022	18 724	702	3.9
Portfolio expenditures	–15 989	–17 222	–1 233	7.7
Debt service	–1 494	–1 313	181	–12.1
Consolidated expenditure	–17 483	–18 535	–1 052	6.0
SURPLUS (DEFICIT)(2)	539	189	–350	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–524	–512	12	—
BUDGETARY BALANCE(3)	15	–323	–338	—

Consolidated Revenue

Own-source revenue

OWN-sOURCE REVENUE
(unaudited data, millions of dollars)
	April and May
	2018-2019	2019-2020	Change (M$)	Change (%)
Income and property taxes
Personal income tax	4 910	4 977	67	1.4
Contributions for health services	1 052	979	–73	–6.9
Corporate taxes	1 304	1 239	–65	–5.0
School property tax	379	287	–92	–24.3
Consumption taxes	3 460	3 945	485	14.0
Tax revenue	11 105	11 427	322	2.9
Duties and permits	702	738	36	5.1
Miscellaneous revenue	1 910	1 999	89	4.7
Other own-source revenue	2 612	2 737	125	4.8
Total own-source revenue excluding revenue from government enterprises	13 717	14 164	447	3.3
Revenue from government enterprises	644	630	–14	–2.2
TOTAL	14 361	14 794	433	3.0

FEDERAL TRANSFERS (unaudited data, millions of dollars)
	April and May
	2018-2019	2019-2020	Change (M$)	Change (%)
Equalization	1 955	2 187	232	11.9
Health transfers	1 056	1 105	49	4.6
Transfers for post-secondary education and other social programs	270	270	—	0.0
Other programs	380	368	–12	–3.2
TOTAL	3 661	3 930	269	7.3

CONSOLIDATED EXPENDITURES BY PORTFOLIO(14) (unaudited data, millions of dollars)
	April and May
	2018-2019(5)	2019-2020	Change (M$)	Change (%)
Éducation et Enseignement supérieur	4 067	4 204	137	3.4
Santé et Services sociaux	6 825	7 178	353	5.2
Other portfolios(6)	5 097	5 840	743	14.6
Portfolio expenditures	15 989	17 222	1 233	7.7
Debt service	1 494	1 313	–181	–12.1
TOTAL	17 483	18 535	1 052	6.0

Net Financial Surplus or Requirements

Composition of net financial surplus or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Financial surpluses (requirements), on the other hand, measure the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

For the period April and May 2019, net financial requirements amount to $1.4 billion and are mainly due to:

▪	the $189-million surplus resulting from the difference between government revenues and expenditures;
▪	the $598-million financial requirements for investments, loans and advances, including growth in the equity basis of government enterprises(7) and a $283-million investment in preferred shares of REM Inc.;
▪	the $58-million financial requirements for government fixed assets due to investments of $725 million, partially offset by amortization expenses of $661 million;(7)
▪	the $470 million financial surplus related to retirement plans and other employee future benefits, which has a cash requirement for the payment of benefits to government employees of $1.0 billion, which is less than the recorded expenditures. This expense consists mainly of the cost of benefits earned over the careers of these employees, which amounts to $396 million, and interest on obligations related to these benefits of $1.1 billion;(7)
▪	the financial requirements of $1.4 billion for other accounts, including:
–	significant tax refunds at the beginning of the year following the processing of tax returns for the year ending on the previous December 31,
–	disbursements for year-end expenditures, including some measures announced in the March 2019 budget.

NET FINANCIAL SURPLUS OF REQUIREMENTS (unaudited data, millions of dollars)
	April and May
	2018-2019	2019-2020
SURPLUS (DEFICIT)(2)	539	189
Non-budgetary transactions
Investments, loans and advances	–421	–598
Capital investments	64	–58
Retirement plans and other employee future benefits	338	470
Other accounts	–1 311	–1 374
Total non-budgetary transactions	–1 330	–1 560
NET FINANCIAL SURPLUS (REQUIREMENTS)	–791	–1 371

Appendix 1: Budget Forecasts

BUDGET FORECASTS FOR 2019-2020 (millions of dollars)
	March 2019 budget	(8)	Change (%)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	32 498		4.0
Contributions for health services	6 596		2.9
Corporate taxes	8 516		–5.8
School property tax	1 553		–17.3
Consumption taxes	21 864		3.4
Tax revenue	71 027		1.9
Duties and permits	4 229		1.2
Miscellaneous revenue	10 680		–4.4
Other own-source revenue	14 909		–2.8
Total own-source revenue excluding revenue from government enterprises	85 936		1.0
Revenue from government enterprises	4 778		–5.8
Total own-source revenue	90 714		0.6
Federal transfers	24 924		6.5
Total consolidated revenue	115 638		1.8
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	–24 436		5.1
Santé et Service sociaux	–45 433		5.4
Other portfolios(6)	–34 169		4.5
Portfolio expenditures	–104 038		5.0
Debt service	–8 996		1.1
Total consolidated expenditure	–113 034		4.7
Contingency reserve	–100		—
SURPLUS (DEFICIT)(2)	2 504		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–2 504		—
BUDGETARY BALANCE(3)	—		—

Appendix 2: Expenditures by Mission

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the monthly report on financial transactions allows for a better monitoring of actual results over the course of the year.

The missions dedicated to public services are:

▪	Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;
▪	Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the cultural sector and immigration-related programs;
▪	Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;
▪	Support for Individuals and Families, which primarily includes last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;
▪	Administration and Justice, which consists of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE (unaudited data, millions of dollars)
April and May
	2018-2019(5)	2019-2020
Health and Social Services	6 624	7 021
Education and Culture	4 136	4 335
Economy and Environment	2 228	2 382
Support for Individuals and Families	1 781	1 880
Administration and Justice	1 220	1 604
TOTAL	15 989	17 222

Appendix 3: MONTHLY APPLICATION OF Accounting POLICIES

Since April 1, 2019, the government has included in the monthly report on financial transactions three accounting policies used in the development of the government’s consolidated financial statement. These changes have no impact on the government’s consolidated financial statements.

Monthly financial information from bodies in the health and social services and education networks

The monthly financial information of network bodies is now consolidated on a line-by-line basis using a methodology which allows the government to take into account or estimate the actual financial information of network bodies. They were previously recognized using the modified equity method of accounting based on provisional information that was distributed on a straight-line basis and adjusted at the end of the financial year.

Personal income tax revenues and health care contributions

The government estimates revenues from personal income tax and contributions for health services withheld at source by employers and payers (agents) that have not been collected by the government by the end of the month. The new method of estimating these amounts takes into account the remuneration earned by taxpayers instead of the remuneration paid to them during the month.

Monthly application of the accounting standard on transfer payments

The government has reviewed its monthly application of the standard on transfer payments. Henceforth, transfer payments are recognized when they are authorized by the transferring entity and the eligibility criteria are met by the recipient entity. These transfers were previously recognized on a straight-line basis or on a disbursement basis, depending on the entity. This accounting change affects the government’s results only when transfer payments are made outside the government’s reporting entity.

These changes were applied retroactively with restatement of prior periods and resulted in changes to the government’s surplus and budgetary balance for the period April and May 2018, as illustrated in the table below:

CHANGES IN COMPARITIVE CONSOLIDATED RESULTS (unaudited data, millions of dollars)
	April and May 2018
	Financial information of network bodies	Method of estimating tax revenues received by agents	Standard on transfer payments	Total
PREVIOUSLY REPORTED SURPLUS(2)				110
Revenue
Own-source revenue	663	411	—	1 074
Federal transfers	33	—	—	33
Total revenue	696	411	—	1 107
Expenditure
Portfolio expenditures	–286	—	–345	–631
Debt service	–47	—	—	–47
Total expenditure	–333	—	–345	–678
TOTAL ADJUSTMENTS	363	411	–345	429
RESTATED SURPLUS(2)				539
Deposits of dedicated revenues in the Generations Fund				–524
RESTATED BUDGETARY BALANCE(3)				15

In addition, certain figures for April and May 2018 have been reclassified to reflect the presentation adopted for 2019-2020.
These reclassifications have no impact on the government’s surplus or budgetary balance.

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. In order to determine the government’s consolidated results, transactions between entities in the reporting entity are eliminated. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes
(1)	The government’s accounting policies can be found on pages 87 to 97 of the Public Accounts 2017-2018.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to take into account the transition to the 2019-2020 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)	The presentation of the budgetary information in this monthly report is consistent with that of the consolidated financial framework as published on page A.22 of the Québec Budget Plan – March 2019.

For more information, contact the Direction des communications of the Ministère des Finances at 418 528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.